Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

TO ALL STOCK EXCHANGES

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**
**EURONEXT LONDON**
**EURONEXT PARIS**

August 24, 2017

Dear Sir/Madam,

**Re: Disclosure under Regulation 30 of SEBI (LODR) Regulations, 2015**

This is to inform you that the Board of Directors of Infosys Limited (the "**Company**") has at its meeting held today:

- Appointed Mr. Nandan Nilekani as a non-executive, non-independent director and as the Chairman of the Board of Directors ("**Board**"), with immediate effect. A brief profile of Mr. Nilekani is attached as Annexure - 1.
- Accepted the resignation of Mr. R. Seshasayee as the Chairman of the Board and as a director on the Board with immediate effect.
- Accepted the resignation of Dr. Vishal Sikka as the Executive Vice - Chairman of the Board and as a director on the Board with immediate effect.
- Accepted the resignation of Professor Jeffrey S. Lehman as a director on the Board with immediate effect.
- Accepted the resignation of Professor John Etchemendy as a director on the Board with immediate effect.
- Accepted the resignation of Mr. Ravi Venkatesan as the Co-Chairman of the Board with immediate effect (however, he continues as an Independent Director).

This is for your information and records. A copy of the Company's Press Release is attached.

Yours sincerely,

For **Infosys Limited**

INFOSYS LIMITED BENGALURU

**A.G.S. Manikantha**
*Company Secretary*

Enclosed: Press Release
Annexure - 1

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
askus@infosys.com
www.infosys.com

## Press Release

**Bangalore – August 24, 2017:** [NSE, BSE, NYSE: INFY]: Infosys (NYSE: INFY), a global leader in consulting, technology, outsourcing and next-generation services, today announced that its Board of Directors has unanimously approved the appointment of Mr. Nandan Nilekani as the Non Executive Chairman of the Board, effective immediately. Mr. Nilekani is an iconic leader, a successful entrepreneur and investor, and someone who has played a pivotal role in India's transition to a digital economy. Among his many achievements, Mr Nilekani led the implementation of one of the world's biggest technology initiatives, India's Aadhaar program, which has now enrolled over a billion Indians and which is transforming the lives of ordinary Indians every day. He is also one of the co-founders of Infosys and served as its CEO from 2002 to 2007.

In welcoming Mr. Nilekani, the outgoing Chairman Mr. R. Seshasayee, who stepped down from the Board today, stated, "Nandan is the ideal leader for Infosys at this stage in the Company's development. His appointment will allow Infosys to focus on the strategic changes it needs to make in order to capitalize on the attractive opportunities in the years ahead. Under Nandan, Infosys will build a cohesive management team that will no doubt take the Company to a leadership position in the industry. I believe these changes will infuse further confidence to the stakeholders in executing the transition plan and in reinforcing the strategy for the future. I am confident our employees and customers will join me in welcoming Nandan to the Company."

Also stepping down from the Board, effective immediately, are Dr. Vishal Sikka, Prof. Jeffrey Lehman and Prof. John Etchemendy, each of whom welcomed the appointment of the new Chairman. Dr. Sikka said, "Last week I said that my remaining on the Infosys Board was to primarily enable a smooth transition. In Nandan, we have found an ideal leader to manage this transition. "I welcome Nandan's appointment as Chairman to help guide Infosys to new frontiers of success and wish him, Pravin and all Infoscions the very best in the times ahead."

Prof. Lehman, who was scheduled to retire from the Board in April 2018, stated, "With Vishal's departure, Infosys is entering into a stage in which the time demands on independent directors will be compounded even further. In light of the other demands on my time, I think it best if I accelerate my departure from the Board by a few months to allow a new independent director to start in this important role."

Prof. Etchemendy stated, "It has been a great honor and pleasure to serve the shareholders of Infosys for the past three years, and to have a front row seat during the transformative strategies that Vishal Sikka brought as the CEO. With Vishal's departure, the board and his successor will embark on a new phase in Infosys' future, and I think that giving up my board seat to a new independent director is the right decision."

Upon the appointment of Mr. Nilekani as Chairman, Mr. Ravi Venkatesan stepped down from his role as Co-Chairman. Mr. Venkatesan will continue on the Board.

The Board had, on August 18, 2017, appointed Dr. Sikka as the Executive Vice Chairman (EVC) to facilitate a smooth transition. This transition has been expedited with the appointment of Mr. Nilekani. Given that the EVC employment agreement with Dr. Sikka had not yet been executed, the Board, prior to the induction of Mr. Nilekani, decided that the Company will complete all resignation formalities as per Dr. Sikka's employment contract as MD and CEO as executed on April 1, 2016 and approved by the shareholders. Accordingly Dr. Sikka will receive 90 days' base pay in lieu of notice of US$ 246,575, a variable pay of US$ 205,572 and company-paid COBRA (employee benefits) for 90 days. All equity awards outstanding as on separation date to the extent such awards are unvested will terminate on the date of separation. All equity awards that vested during his employment with the Company will remain as vested as per the terms of the equity plan and award agreement  A separation agreement reflecting this and other terms such as a mutual release and non-disparagement obligation has been approved by the Board.

Mr. Venkatesan, took this opportunity to thank Mr. Seshasayee, and stated, "It is a great privilege to have worked with a person of such stature and dignity as Sesh. It has been an honour for the entire Board to be captained by him. His strength of character and his unwavering commitment to the Company is deeply admired by all members who have served alongside him on this Board."

He further stated "Jeff and John have been invaluable colleagues on the Board, providing guidance and ensuring continuity through the significant changes Infosys has seen during this period. I also thank Vishal for all his contributions including his commitment to facilitate a smooth transition."

Mr. Nilekani added, "I am happy to return to Infosys, now in the role of non-executive chairman, and look forward to working with my colleagues on the Board and in executive management on the business opportunities we see before us and delivering benefits to our clients, shareholders, employees and communities. I thank Vishal for his service as the CEO of Infosys over the last 3 years and wish him well in his future endeavors."

Mr. Nilekani also stated that the Board will actively consider a broad based shareholder consultation process as a critical part of its overall engagement initiatives with all the stakeholders of the Company that are being taken up on a priority basis.

Mr. U. B. Pravin Rao who will continue as Interim CEO and MD and, also was pleased to welcome Mr. Nilekani to Infosys. The Infosys Board will continue with its earlier stated plan to identify a permanent CEO and MD.

The Company will organize two investor calls of an hour each to discuss the announcements.

The first investor call will take place at 10.00 am IST on August 25, 2017 (12.30 am EST; 12.30 pm Singapore/HK time; 5.30 am London time). The second investor call will take place at 6.00 pm IST on August 25, 2017 (8.30 am EST; 8.30 pm Singapore/HK time; 1.30 pm London time).

The dial-in numbers for the calls will be put up on the Company's investor website.

A Press conference will take place at 4.00 PM IST on August 25, 2017.

**About Infosys**

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 198,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

**Safe Harbor**

Certain statements in this press release are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, including statements concerning our future business opportunities and growth prospects. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

**Media Contacts**

**For further information, please contact:**

**Asia Pacific**
Sarah Gideon
Infosys, India
+91 80 4156 3998
Sarah_Gideon@infosys.com

**EMEA**
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

**Americas**
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

**Annexure-1**

**A brief profile of Mr. Nandan Nilekani-**

Nandan Nilekani is the Co-founder and Chairman of EkStep, a not-for-profit effort to create a learner centric, technology based platform to improve basic literacy and numeracy for millions of children. He was most recently the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister. Nandan Nilekani was previously the Co-Chairman, Infosys Technologies Limited, which he co-founded in 1981C

Born in Bengaluru, Nilekani received his Bachelor's degree from IIT, Bombay. Fortune Magazine conferred him with "Asia's Businessman of the year 2003". In 2005 he received the prestigious Joseph Schumpeter prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. He was also named Businessman of the year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 & 2009. Foreign Policy magazine listed him as one of the Top 100 Global thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India's Unique Identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E & Y. CNBC- TV 18 conferred India Business leader award for outstanding contributor to the Indian Economy-2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017.

Nandan Nilekani is the author of "Imagining India" and co- authored his second book with Viral Shah, "Rebooting India: Realizing a Billion Aspirations".

INFOSYS LIMITED * BENGALURU *